June 14, 2013

VIA EDGAR

Daniel L. Gordon, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:       Alexandria Real Estate Equities, Inc.

Form 10-K for Year Ended December 31, 2012

Filed February 26, 2013

File No. 001-12993

Dear Mr. Gordon:

This letter is submitted in response to your letter dated May 23, 2013, to Mr. Dean A. Shigenaga, Chief Financial Officer of Alexandria Real Estate Equities, Inc. (the “Company”).

For convenience of reference, each of the following comments contained in the letter dated May 23, 2013, is reprinted below in italics followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 26, 2013

General

Comment 1

In future Exchange Act periodic reports, please describe how you monitor credit quality and identify any material changes in quality.

Response to Comment 1

In future Exchange Act periodic reports, we will describe how we monitor tenant credit quality and identify any material changes in quality by including disclosure substantially similar to the following:

“During the term of each lease, we monitor the credit quality of our client tenants by 1) reviewing the credit rating of tenants that are rated by a nationally recognized credit rating agency, 2) reviewing financial statements of the client tenants that are publicly available or that are required to be delivered to us pursuant to the applicable lease, 3) monitoring news reports regarding our tenants and their respective businesses, and 4) monitoring the timeliness of lease payments. We have a team of employees who, among them, have graduate and undergraduate degrees in biology, chemistry and industrial biotechnology and experience in the life science industry, as well as in finance. This life science research team is responsible for assessing and monitoring the credit quality of our tenants and any material changes in credit quality.”

Based upon this monitoring, if the Company determines there has been a material unfavorable change in the credit quality of a significant tenant, the Company will discuss this trend in future Exchange Act periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 60

Comment 2

We note your disclosure relating to net operating income on a cash basis on page 61 and the disclosure of the percentage of increase in same property cash operating income on page 2. In future filings, please include a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response to Comment 2

In future filings, we will reconcile same properties net operating income on a cash basis to income from continuing operations, its most directly comparable GAAP financial measure.  As an illustration of the disclosure approach we expect to take with respect to future filings, we submit the following, which is marked in bold to show our proposed changes to the disclosures contained on page 62 of our 2012 Form 10-K:

Comparison of the year ended December 31, 2012, to the year ended December 31, 2011

The following table presents a comparison of the components of net operating income for our Same Properties and Non-Same Properties for the year ended December 31, 2012, compared to the year ended December 31, 2011, and a reconciliation of net operating income to income from continuing operations, the most directly comparable financial measure (in thousands):

	Year Ended December 31,
	2012	2011	$ Change	% Change
Revenues:
Rental – Same Properties	$317,839	$316,041	$1,798	1%
Rental – Non-Same Properties	114,613	98,123	16,490	17
Total rental	432,452	$414,164	18,288	4
Tenant recoveries – Same Properties	105,628	104,616	1,012	1
Tenant recoveries – Non-Same Properties	29,558	23,683	5,875	25
Total tenant recoveries	135,186	128,299	6,887	5
Other income – Same Properties	349	32	317	991
Other income – Non-Same Properties	18,086	5,730	12,356	216
Total other income	18,435	5,762	12,673	220
Total revenues – Same Properties	423,816	420,689	3,127	1
Total revenues – Non-Same Properties	162,257	127,536	34,721	27
Total revenues	586,073	548,225	37,848	7
Expenses:
Rental operations – Same Properties	126,283	121,599	4,684	4
Rental operations – Non-Same Properties	48,240	37,968	10,272	27
Total rental operations	174,523	159,567	14,956	9
Net operating income:
Net operating income – Same Properties – GAAP basis	297,533	299,090	(1,557)	(1)
Net operating income – Non-Same Properties	114,017	89,568	24,449	27
Total net operating income	411,550	388,658	22,892	6
Other expenses:
General and administrative	47,795	41,127	6,668	16
Interest	69,184	63,378	5,806	9
Depreciation and amortization	188,850	153,087	35,763	23
Impairment of land parcel	2,050	–	2,050	100
Loss on early extinguishment of debt	2,225	6,485	(4,260)	(66)

	310,104	264,077	46,027	17
Income from continuing operations	$101,446	$124,581	$(23,135)	(19%)

Net operating income – Same Properties – GAAP basis	$297,533	$299,090	$(1,557)	(1%)
Less: straight-line rent adjustments	(5,434)	(16,966)	11,532	(68)
Net operating income – Same Properties – cash basis	$292,099	$282,124	$9,975	4%

************************

In connection with the aforementioned responses, Alexandria Real Estate Equities, Inc. acknowledges that:

•     we are responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga

Dean A. Shigenaga
Chief Financial Officer

cc:                              Joel S. Marcus, Chief Executive Officer

Kenneth Kohler, Esq., Morrison & Foerster LLP

David Cormack, CPA, Ernst & Young LLP